FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of December, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
 Jinglong Group Industrial Park
Jinglong Street
Ningjin, Hebei Province 055550
The People’s Republic of China

This Form 6-K consists of:

1.	A press release on entering into new Sales Agreement with Solaria for up to 60MW in 2008 by JA Solar Holding Co., Ltd. (the “Registrant”); and

2.	A press release on JA Solar Promotes Dr. Qingtang Jiang to Acting CTO;

       each made by the Registrant in English on December 21, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Huaijin Yang

Name: Huaijin Yang

Title: Chief Executive Officer

Date: December 24, 2007

JA Solar Signs Sales Agreement with Solaria for up to 60MW in 2008

Hebei, China, December 21, 2007– JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today announced that it signed a sales agreement with Solaria Energia y Medio Ambiente, S.A. (“Solaria”) (Traded on Madrid, Barcelona, Bilbao and Valencia Stock Exchanges, tkr: SLR) to provide up to 60MW of solar cells in 2008.

About JA Solar Holdings Co., Ltd.
Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contacts:

Jian Xie, IR Director JA Solar ir@jasolar.com +86-21-6095-5898	David Pasquale The Ruth Group dpasquale@theruthgroup.com +1-646-536-7006

                                          # # #

JA Solar Promotes Dr. Qingtang Jiang to Acting CTO

Hebei, China, December 21, 2007 - JA Solar Holdings Co., Ltd. (``JA Solar,'' ``the Company'') (NasdaqGM: JASO) today appointed Dr. Qingtang Jiang as acting CTO in addition to his current responsibility as Vice President, Operations.  Dr. Jiang will be responsible for the Company's technology strategy and roadmap as well as leading technology development.   Dr. Jiang has more than 15 years technology management experience.  Prior to joining JA Solar, Dr. Jiang was Vice President of Technology at Huahong NEC Semiconductor Corporation.  He has a Ph.D. Degree in physics.

Dr. Jiang assumes CTO responsibilities from Dr. Ximing Dai, who will now serve as the Principal Scientist and focus on development of a new technology platform.  At the same time, Dr. Dai resigned from our Board and our Board accepted her resignation.

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as ``will,'' ``may,'' ``expect,'' ``anticipate,'' ``aim,'' ``intend,'' ``plan,'' ``believe,'' ``estimate,'' ``potential,'' ``continue,'' and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Contact:
JA Solar Jian Xie, IR Director +86-21-6095-5898 ir@jasolar.com	The Ruth Group David Pasquale +1-646-536-7006 dpasquale@theruthgroup.com